For Immediate Release	February 12, 2009

OPERATIONS UPDATE

CALGARY, ALBERTA, CANADA – (Marketwire – February 12, 2009) - Challenger Energy Corp. (“Challenger” or “Company”) (TSX.V:CHQ)(NYSE Alternext US: CHQ) announces that it is aware that BG International Limited (“BG”) has obtained an order of the Court of Queen’s Bench of Alberta appointing Deloitte and Touche Inc. as receiver of Canadian Superior Energy Inc.’s (“Canadian Superior”) position as operator under the August 11, 2007 joint operating agreement between Canadian Superior, BG and Challenger.  Challenger is in the process of evaluating the ramifications of the appointment to our ongoing operations in Trinidad.

On February 5, 2009, Challenger announced that the Board of Directors appointed a special committee of directors (the “Special Committee”) with a mandate to undertake a process to evaluate the various strategic alternatives available to the Company, including the sale of the Company.  In this regard, the Special Committee has retained Peters & Co. Limited as its financial advisor to assist in the review process.

Challenger Energy Corp. is a Calgary, Alberta, Canada based oil and gas exploration company which is currently focusing on “high impact” oil and gas plays offshore the Republic of Trinidad and Tobago. See www.challenger-energy.com for information on Challenger.

This news release contains forward-looking information, including estimates, projections, interpretations, prognoses and other information that may or relates to future production, resource potential and/or reserves, project start-ups and future capital spending. Forward-looking information contained in this news release is as of the date of this news release.  The Company assumes no obligation to update and/or revise this forward-looking information “except as required by law”.  Actual results, estimates, projections, resource potential and/or reserves, interpretations, prognoses and/or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.  This news release may contain the reference to the term “undiscovered natural gas resources”, which are those quantities of natural gas estimated to be contained in accumulations yet to be discovered.  There is no certainty that any portion of undiscovered resources (oil, natural gas, natural gas liquids or other hydrocarbons) will be discovered and that, if discovered, in this or any other discovery, the discovered resource may not be economically viable or technically feasible to produce.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporations’ annual reports on Form 20-F on file with the U.S. Securities and Exchange Commission.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For Further Information, please Contact:

Challenger Energy Corp.

Suite 200, 744 – 4th Avenue S.W.

Calgary, Alberta, Canada T2P 3T4

Attention: Dan MacDonald

Phone: (403) 503-8815

Fax: (403) 503-8811

www.challenger-energy.com